3/11/03

CM

03012109

SECU[...]OMMISSION
[...]ington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH., D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ELLIOTT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7037 CANAL BLVD., STE 205
(No. and Street)

NEW ORLEANS (City) LA (State) 70124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. ELLIOTT 504-282-3457
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LeGLUE AND CO., CPAs
(Name — *if individual, state last, first, middle name*)

1100 POYDRAS ST., NEW ORLEANS, LA 70163-2850
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PJ

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. ELLIOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT FINANCIAL SERVICES, INC, as of 12-31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

William J. Elliott
Signature

PRESIDENT
Title

Feb 24, 2003

Thania Savoie Elliott
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elliott Financial Services, Inc.

New Orleans, Louisiana

December 31, 2002

LeGlue & Company, CPAs
(A Professional Corporation)

February 8, 2003

To the Board of Directors and Stockholders
Elliott Financial Services, Inc.
New Orleans, Louisiana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Elliott Financial Services, Inc. as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Elliott Financial Services, Inc. as of December 31, 2002, in conformity with U. S. generally accepted accounting principles.

Respectfully submitted,

(A Professional Corporation)

2850 Energy Centre • 1100 Poydras Street • New Orleans, Louisiana 70163-2850
Telephone 504/586-0581 • Fax 504/581-5040
Member of American Institute of Certified Public Accountants and
Society of Louisiana Certified Public Accountants

Exhibit A

STATEMENT OF FINANCIAL CONDITION

Elliott Financial Services, Inc.

December 31, 2002

ASSETS

Cash	$29,138
Deposit with clearing organization	35,567
Receivable from brokers and dealers	2,472
Prepaid expenses	1,366
Other assets	1,200
Total	$69,743

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$ 781
Payroll taxes accrued and withheld	823
Total liabilities	1,604
Liabilities subordinated to claims of general creditors	40,000
Commitments and contingencies	-
Stockholders' equity (Exhibit C)	
Common stock, no par value, 1,000 shares authorized, 200 shares issued and outstanding	8,000
Additional paid-in capital	37,000
Retained earnings (Deficit)	(16,861)
Total stockholders' equity	28,139
Total	$69,743

See accompanying notes to financial statement.

Exhibit B

STATEMENT OF INCOME (LOSS)

Elliott Financial Services, Inc.

For the year ended December 31, 2002

Revenue	
Commissions	$ 88,780
Interest	305
Total revenue	89,085
Expenses	
Salaries	37,465
Clearing expense	22,329
Communications	7,490
Rent	8,400
Regulatory fees	1,618
Interest	3,600
Taxes	3,092
Other operating expense	5,245
Total expenses	89,239
Income (Loss) before income taxes	(154)
Provision for federal and state income taxes	-
Net income (Loss)	$ (154)

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Elliott Financial Services, Inc.

For the year ended December 31, 2002

	Common stock		Additional paid-in	Retained
	Shares	Amount	capital	earnings
Balance (Deficit), January 1, 2002	200	$ 8,000	$ 32,000	$ (16,707)
Additional contributed capital	-	-	5,000	-
Net income (Loss)	-	-	-	(154)
Balance (Deficit), December 31, 2002	200	$ 8,000	$ 37,000	$ (16,861)

See accompanying notes to financial statements.

Exhibit D

STATEMENT OF CASH FLOWS

Elliott Financial Services, Inc.

For the year ended December 31, 2002

Cash flows from operating activities	
Net income (Loss)	$ (154)
Adjustments to reconcile net income (Loss) to net cash provided by (Used in) operating activities:	
Changes in assets - (Increase) Decrease	
Deposit with clearing organization	14,433
Receivable from brokers and dealers	(2,334)
Receivable - Other	80
Other assets	(223)
Changes in liabilities - Increase (Decrease)	
Due to brokers and dealers	(9,808)
Accrued expenses	(2,734)
Payroll taxes accrued and withheld	441
Decrease in federal and state income taxes payable	-
Increase in interest payable	-
Total adjustments	(145)
Net cash provided by (Used in) operating activities	(299)
Cash flows from investing activities	-
Cash flows from financing activities	
Additional paid-in capital	5,000
Net increase (Decrease) in cash	4,701
Cash, beginning of year	24,437
Cash, end of year	$ 29,138

See accompanying notes to finanical statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Elliot Financial Services, Inc.

For the year ended December 31, 2002

Subordinated liabilities at January 1, 2002	$ 40,000
Increase	-
Decreases	-
Subordinated liabilities at December 31, 2002	$ 40,000

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Elliott Financial Services, Inc.

December 31, 2002

Note 1

The following explanatory comments are submitted relative to the nature of operations and a summary of significant accounting policies of the corporation:

(a) The company is an introducing broker and has a contractual agreement with a clearing broker. The clearing broker, located in New York, New York, carries the accounts of the company's customers on their books. The company also receives commissions for sales of various mutual funds. The company has a customer base limited to the greater New Orleans area.

(b) The company maintains its records and reports its income to the taxing authorities on the accrual method.

(c) For purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less, redeemable without penalty for early withdrawal, to be cash.

Note 2

The deposit with a clearing organization at December 31, 2002 in the amount of $35,567 is in accordance with the contractual obligation the company has entered into with the clearing broker.

Note 3

The borrowings under the subordination agreement at December 31, 2002 are as follows:

Subordinated note payable, due September 30, 2003, 9% interest

The subordinated borrowings are covered by an agreement approved by the National Association of Security Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 4

During the year ended December 31, 2002 the corporation was involved in the following related party transactions:

Interest paid to William T. Elliott, an officer and shareholder of the company, during the year ended December 31, 2002 was $3,600.

Note 5

Cash paid for interest expense and income taxes during the year ended December 31, 2002 was as follows:

Interest	$3,600
Income taxes	$ -

Note 6

The company was obligated under an operating lease for office facilities. Minimum lease payments under such lease is as follows:

Year ended December 31	Amount
2003	$ 8,400
2004	7,700
Total	$16,100

Note 7

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 8

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002, the company had net capital of $64,862, which was $14,862 in excess of its required net capital of $50,000.

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Elliott Financial Services, Inc.

For the year ended December 31, 2002

Net capital		
Total stockholders' equity		$ 28,139
Liabilities subordinated to claims of general creditors allowable in computation of net capital		40,000
		68,139
Deductions and/or charges		
Prepaid expenses	1,366	
Other assets	1,200	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities:		
Other securities	711	3,277
Net capital		$ 64,862
Computation of Basic Net Capital Requirement		
Minimum net capital required (15c3-1(a)2)		$ 50,000
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)		
Net capital as reported in Company's Part II (Unaudited) FOCUS report		$ 65,917
Net audit adjustments		(1,055)
Net capital per above		$ 64,862